02048955

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......   No ...√...

st:gsf

INDEX

st:gsf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 4 July 2002

By: ______________________

Name: J Shipley
Title: Assistant Company Secretary

st:gsf

NORTHERN ROCK PLC

NORTHERN ROCK TO BUY LEGAL & GENERAL BANKING SUBSIDIARIES

In a move which will strengthen their existing relationship, Legal & General Group Plc and Northern Rock plc today announced the sale by Legal & General of Legal & General Bank Ltd (LGB) and Legal & General Mortgage Services Ltd (LGMSL) to Northern Rock for an estimated total of £131m, payable in cash. The transactions, which will generate a pre-tax profit of £36m (£36m post tax) to Legal & General, are subject to regulatory approval, including that of the Financial Services Authority. Completion is planned for 1 August 2002.

LGB manufactures and distributes residential mortgages, personal loans, and retail deposits to nearly 106,000 customers. As at 31 May 2002, LGB had £1.2bn of mortgages, £65m of personal loans and £1.2bn of retail deposits. LGMSL was Legal & General's original mortgage provider but no longer makes new mortgage advances. As at 31 May 2002, LGMSL had 3,000 customers and £127m of outstanding mortgage advances. Northern Rock will maintain the Legal & General Bank name for three months from the date of acquisition.

Following these disposals, Legal & General will continue to concentrate on developing further its rapidly expanding core businesses of long term savings, protection and general insurance.

The acquisition will enable Northern Rock to supplement its existing strong organic growth by acquiring about £1.4bn of additional good quality residential mortgage assets.

Once the sale has completed, Legal & General and Northern Rock intend to establish a new distribution agreement for retail deposits and residential mortgage products. Legal & General will take advantage of Northern Rock's cost efficient manufacturing capability to offer targeted mortgage and retail deposit products, manufactured by Northern Rock, to Legal & General's customer and agent networks under the Legal & General brand. The distribution agreement will enable Northern Rock to obtain economic benefit from the manufacture and sale of additional mortgage and retail savings products. Under this partnership, both existing and new accounts will be managed as distinct Legal & General accounts by Northern Rock.

Legal & General will continue, under its existing arrangement with Northern Rock, to sell its long term savings and protection products to Northern Rock customers.

Legal & General Group Chief Executive David Prosser said: "While Legal & General Bank has been innovative and successful, it is operating in a crowded and extremely competitive sector. Given this environment, we could not ignore a fair offer for our banking subsidiaries particularly as our focus is now on our growing savings and protection businesses. Our new distribution agreement will ensure that Legal & General customers continue to have access to a competitive range of mortgage and retail savings products from one of the UK's most innovative and cost effective providers."

Northern Rock Chief Executive Adam Applegarth said: "This is an attractive deal for us. We have been seeking opportunities to augment our business by buying high quality mortgage books, hence our reason for approaching Legal & General. As a result of this deal Northern Rock will be acquiring a funded, low risk, high performing mortgage book at a fair premium of £36m above net asset value."

Applegarth added: "An important part of this arrangement is that we intend to set up an additional branded product relationship with Legal & General to originate future mortgage and retail deposit business."

Enquiries to:

NORTHERN ROCK

Investors:

David Noble, Director of Institutional Relations
Tel: 0191 279 4999
e-mail: david.noble@northernrock.co.uk

Media:

Tony Armstrong, Director of Corporate Relations
Tel: 0191 279 4676
e-mail: tony.armstrong@northernrock.co.uk

James Murgatroyd, Finsbury
Tel: 020 7251 3801
e-mail: james.murgatroyd@finsbury.com

LEGAL & GENERAL

Peter Horsman, Head of Investor Relations
Tel: 020 7528 6362
e-mail: peter.horsman@group.landg.com

John Morgan, Head of Public Relations
Tel: 020 7528 6213
e-mail: john.morgan@group.landg.com

Anthony Carlisle, Citigate Dewe Rogerson
Tel: 07973 611888
e-mail: acarlisle@citigatedr.co.uk

Notes:

1. The purchase will be funded by Northern Rock from existing resources.

2. LGB is owned by the long term fund of Legal & General Assurance Society Ltd. The premium over net assets will augment the admissible free assets of that fund.

3. LGB is a subsidiary of Legal & General Bank Holdings - a subsidiary of Legal & General Assurance Society Ltd. The ultimate holding company of Legal & General Assurance Society Ltd is Legal & General Group Plc.

4. LGMSL is a subsidiary of Legal & General Assurance Society Ltd.

5. Legal & General's mortgage, loan and deposit customers are being sent letters today describing the new arrangement.

6. LGB's 160 staff based in the company's Cardiff location will be offered alternative roles within Legal & General.

7. Northern Rock has been an appointed representative of Legal & General Assurance Society Ltd for regulated investment products since 1989.

8. Northern Rock is a representative only of the Legal & General marketing group, members of which are regulated by the Financial Services Authority, for the purposes of making introductions to other representatives for recommending, advising on and selling life assurance and investment products bearing Legal & General's name.

4/7/02

NORTHERN ROCK PLC

NORTHERN ROCK TO BUY LEGAL & GENERAL BANKING SUBSIDIARIES

In a move which will strengthen their existing relationship, Legal & General Group Plc and Northern Rock plc today announced the sale by Legal & General of Legal & General Bank Ltd (LGB) and Legal & General Mortgage Services Ltd (LGMSL) to Northern Rock for an estimated total of £131m, payable in cash. The transactions, which will generate a pre-tax profit of £36m (£36m post tax) to Legal & General, are subject to regulatory approval, including that of the Financial Services Authority. Completion is planned for 1 August 2002.

LGB manufactures and distributes residential mortgages, personal loans, and retail deposits to nearly 106,000 customers. As at 31 May 2002, LGB had £1.2bn of mortgages, £65m of personal loans and £1.2bn of retail deposits. LGMSL was Legal & General's original mortgage provider but no longer makes new mortgage advances. As at 31 May 2002, LGMSL had 3,000 customers and £127m of outstanding mortgage advances. Northern Rock will maintain the Legal & General Bank name for three months from the date of acquisition.

Following these disposals, Legal & General will continue to concentrate on developing further its rapidly expanding core businesses of long term savings, protection and general insurance.

The acquisition will enable Northern Rock to supplement its existing strong organic growth by acquiring about £1.4bn of additional good quality residential mortgage assets.

Once the sale has completed, Legal & General and Northern Rock intend to establish a new distribution agreement for retail deposits and residential mortgage products. Legal & General will take advantage of Northern Rock's cost efficient manufacturing capability to offer targeted mortgage and retail deposit products, manufactured by Northern Rock, to Legal & General's customer and agent networks under the Legal & General brand. The distribution agreement will enable Northern Rock to obtain economic benefit from the manufacture and sale of additional mortgage and retail savings products. Under this partnership, both existing and new accounts will be managed as distinct Legal & General accounts by Northern Rock.

Legal & General will continue, under its existing arrangement with Northern Rock, to sell its long term savings and protection products to Northern Rock customers.

Legal & General Group Chief Executive David Prosser said: "While Legal & General Bank has been innovative and successful, it is operating in a crowded and extremely competitive sector. Given this environment, we could not ignore a fair offer for our banking subsidiaries particularly as our focus is now on our growing savings and protection businesses. Our new distribution agreement will ensure that Legal & General customers continue to have access to a competitive range of mortgage and retail savings products from one of the UK's most innovative and cost effective providers."

Northern Rock Chief Executive Adam Applegarth said: "This is an attractive deal for us. We have been seeking opportunities to augment our business by buying high quality mortgage books, hence our reason for approaching Legal & General. As a result of this deal Northern Rock will be acquiring a funded, low risk, high performing mortgage book at a fair premium of £36m above net asset value."

Applegarth added: "An important part of this arrangement is that we intend to set up an additional branded product relationship with Legal & General to originate future mortgage and retail deposit business."

NORTHERN ROCK	LEGAL & GENERAL
Investors:	
David Noble, Director of Institutional Relations Tel: 0191 279 4999 e-mail: david.noble@northernrock.co.uk	Peter Horsman, Head of Investor Relations Tel: 020 7528 6362 e-mail: peter.horsman@group.landg.com
Media:	
Tony Armstrong, Director of Corporate Relations Tel: 0191 279 4676 e-mail: tony.armstrong@northernrock.co.uk	John Morgan, Head of Public Relations Tel: 020 7528 6213 e-mail: john.morgan@group.landg.com
James Murgatroyd, Finsbury Tel: 020 7251 3801 e-mail: james.murgatroyd@finsbury.com	Anthony Carlisle, Citigate Dewe Rogerson Tel: 07973 611888 e-mail: acarlisle@citigatedr.co.uk

Notes:

1. The purchase will be funded by Northern Rock from existing resources.

2. LGB is owned by the long term fund of Legal & General Assurance Society Ltd. The premium over net assets will augment the admissible free assets of that fund.

3. LGB is a subsidiary of Legal & General Bank Holdings - a subsidiary of Legal & General Assurance Society Ltd. The ultimate holding company of Legal & General Assurance Society Ltd is Legal & General Group Plc.

4. LGMSL is a subsidiary of Legal & General Assurance Society Ltd.

5. Legal & General's mortgage, loan and deposit customers are being sent letters today describing the new arrangement.

6. LGB's 160 staff based in the company's Cardiff location will be offered alternative roles within Legal & General.

7. Northern Rock has been an appointed representative of Legal & General Assurance Society Ltd for regulated investment products since 1989.

8. Northern Rock is a representative only of the Legal & General marketing group, members of which are regulated by the Financial Services Authority, for the purposes of making introductions to other representatives for recommending, advising on and selling life assurance and investment products bearing Legal & General's name.

4/7/02

NORTHERN ROCK PLC

NORTHERN ROCK TO BUY LEGAL & GENERAL BANKING SUBSIDIARIES

In a move which will strengthen their existing relationship, Legal & General Group Plc and Northern Rock plc today announced the sale by Legal & General of Legal & General Bank Ltd (LGB) and Legal & General Mortgage Services Ltd (LGMSL) to Northern Rock for an estimated total of £131m, payable in cash. The transactions, which will generate a pre-tax profit of £36m (£36m post tax) to Legal & General, are subject to regulatory approval, including that of the Financial Services Authority. Completion is planned for 1 August 2002.

LGB manufactures and distributes residential mortgages, personal loans, and retail deposits to nearly 106,000 customers. As at 31 May 2002, LGB had £1.2bn of mortgages, £65m of personal loans and £1.2bn of retail deposits. LGMSL was Legal & General's original mortgage provider but no longer makes new mortgage advances. As at 31 May 2002, LGMSL had 3,000 customers and £127m of outstanding mortgage advances. Northern Rock will maintain the Legal & General Bank name for three months from the date of acquisition.

Following these disposals, Legal & General will continue to concentrate on developing further its rapidly expanding core businesses of long term savings, protection and general insurance.

The acquisition will enable Northern Rock to supplement its existing strong organic growth by acquiring about £1.4bn of additional good quality residential mortgage assets.

Once the sale has completed, Legal & General and Northern Rock intend to establish a new distribution agreement for retail deposits and residential mortgage products. Legal & General will take advantage of Northern Rock's cost efficient manufacturing capability to offer targeted mortgage and retail deposit products, manufactured by Northern Rock, to Legal & General's customer and agent networks under the Legal & General brand. The distribution agreement will enable Northern Rock to obtain economic benefit from the manufacture and sale of additional mortgage and retail savings products. Under this partnership, both existing and new accounts will be managed as distinct Legal & General accounts by Northern Rock.

Legal & General will continue, under its existing arrangement with Northern Rock, to sell its long term savings and protection products to Northern Rock customers.

Legal & General Group Chief Executive David Prosser said: "While Legal & General Bank has been innovative and successful, it is operating in a crowded and extremely competitive sector. Given this environment, we could not ignore a fair offer for our banking subsidiaries particularly as our focus is now on our growing savings and protection businesses. Our new distribution agreement will ensure that Legal & General customers continue to have access to a competitive range of mortgage and retail savings products from one of the UK's most innovative and cost effective providers."

Northern Rock Chief Executive Adam Applegarth said: "This is an attractive deal for us. We have been seeking opportunities to augment our business by buying high quality mortgage books, hence our reason for approaching Legal & General. As a result of this deal Northern Rock will be acquiring a funded, low risk, high performing mortgage book at a fair premium of £36m above net asset value."

Applegarth added: "An important part of this arrangement is that we intend to set up an additional branded product relationship with Legal & General to originate future mortgage and retail deposit business."

NORTHERN ROCK

Investors:

David Noble, Director of Institutional Relations
Tel: 0191 279 4999
e-mail: david.noble@northernrock.co.uk

Media:

Tony Armstrong, Director of Corporate Relations
Tel: 0191 279 4676
e-mail: tony.armstrong@northernrock.co.uk

James Murgatroyd, Finsbury
Tel: 020 7251 3801
e-mail: james.murgatroyd@finsbury.com

LEGAL & GENERAL

Peter Horsman, Head of Investor Relations
Tel: 020 7528 6362
e-mail: peter.horsman@group.landg.com

John Morgan, Head of Public Relations
Tel: 020 7528 6213
e-mail: john.morgan@group.landg.com

Anthony Carlisle, Citigate Dewe Rogerson
Tel: 07973 611888
e-mail: acarlisle@citigatedr.co.uk

Notes:

1. The purchase will be funded by Northern Rock from existing resources.

2. LGB is owned by the long term fund of Legal & General Assurance Society Ltd. The premium over net assets will augment the admissible free assets of that fund.

3. LGB is a subsidiary of Legal & General Bank Holdings - a subsidiary of Legal & General Assurance Society Ltd. The ultimate holding company of Legal & General Assurance Society Ltd is Legal & General Group Plc.

4. LGMSL is a subsidiary of Legal & General Assurance Society Ltd.

5. Legal & General's mortgage, loan and deposit customers are being sent letters today describing the new arrangement.

6. LGB's 160 staff based in the company's Cardiff location will be offered alternative roles within Legal & General.

7. Northern Rock has been an appointed representative of Legal & General Assurance Society Ltd for regulated investment products since 1989.

8. Northern Rock is a representative only of the Legal & General marketing group, members of which are regulated by the Financial Services Authority, for the purposes of making introductions to other representatives for recommending, advising on and selling life assurance and investment products bearing Legal & General's name.

4/7/02

NORTHERN ROCK PLC

NORTHERN ROCK TO BUY LEGAL & GENERAL BANKING SUBSIDIARIES

In a move which will strengthen their existing relationship, Legal & General Group Plc and Northern Rock plc today announced the sale by Legal & General of Legal & General Bank Ltd (LGB) and Legal & General Mortgage Services Ltd (LGMSL) to Northern Rock for an estimated total of £131m, payable in cash. The transactions, which will generate a pre-tax profit of £36m (£36m post tax) to Legal & General, are subject to regulatory approval, including that of the Financial Services Authority. Completion is planned for 1 August 2002.

LGB manufactures and distributes residential mortgages, personal loans, and retail deposits to nearly 106,000 customers. As at 31 May 2002, LGB had £1.2bn of mortgages, £65m of personal loans and £1.2bn of retail deposits. LGMSL was Legal & General's original mortgage provider but no longer makes new mortgage advances. As at 31 May 2002, LGMSL had 3,000 customers and £127m of outstanding mortgage advances. Northern Rock will maintain the Legal & General Bank name for three months from the date of acquisition.

Following these disposals, Legal & General will continue to concentrate on developing further its rapidly expanding core businesses of long term savings, protection and general insurance.

The acquisition will enable Northern Rock to supplement its existing strong organic growth by acquiring about £1.4bn of additional good quality residential mortgage assets.

Once the sale has completed, Legal & General and Northern Rock intend to establish a new distribution agreement for retail deposits and residential mortgage products. Legal & General will take advantage of Northern Rock's cost efficient manufacturing capability to offer targeted mortgage and retail deposit products, manufactured by Northern Rock, to Legal & General's customer and agent networks under the Legal & General brand. The distribution agreement will enable Northern Rock to obtain economic benefit from the manufacture and sale of additional mortgage and retail savings products. Under this partnership, both existing and new accounts will be managed as distinct Legal & General accounts by Northern Rock.

Legal & General will continue, under its existing arrangement with Northern Rock, to sell its long term savings and protection products to Northern Rock customers.

Legal & General Group Chief Executive David Prosser said: "While Legal & General Bank has been innovative and successful, it is operating in a crowded and extremely competitive sector. Given this environment, we could not ignore a fair offer for our banking subsidiaries particularly as our focus is now on our growing savings and protection businesses. Our new distribution agreement will ensure that Legal & General customers continue to have access to a competitive range of mortgage and retail savings products from one of the UK's most innovative and cost effective providers."

Northern Rock Chief Executive Adam Applegarth said: "This is an attractive deal for us. We have been seeking opportunities to augment our business by buying high quality mortgage books, hence our reason for approaching Legal & General. As a result of this deal Northern Rock will be acquiring a funded, low risk, high performing mortgage book at a fair premium of £36m above net asset value."

Applegarth added: "An important part of this arrangement is that we intend to set up an additional branded product relationship with Legal & General to originate future mortgage and retail deposit business."

NORTHERN ROCK	**LEGAL & GENERAL**
Investors:	
David Noble, Director of Institutional Relations Tel: 0191 279 4999 e-mail: david.noble@northernrock.co.uk	Peter Horsman, Head of Investor Relations Tel: 020 7528 6362 e-mail: peter.horsman@group.landg.com
Media:	
Tony Armstrong, Director of Corporate Relations Tel: 0191 279 4676 e-mail: tony.armstrong@northernrock.co.uk	John Morgan, Head of Public Relations Tel: 020 7528 6213 e-mail: john.morgan@group.landg.com
James Murgatroyd, Finsbury Tel: 020 7251 3801 e-mail: james.murgatroyd@finsbury.com	Anthony Carlisle, Citigate Dewe Rogerson Tel: 07973 611888 e-mail: acarlisle@citigatedr.co.uk

Notes:

1. The purchase will be funded by Northern Rock from existing resources.
2. LGB is owned by the long term fund of Legal & General Assurance Society Ltd. The premium over net assets will augment the admissible free assets of that fund.
3. LGB is a subsidiary of Legal & General Bank Holdings - a subsidiary of Legal & General Assurance Society Ltd. The ultimate holding company of Legal & General Assurance Society Ltd is Legal & General Group Plc.
4. LGMSL is a subsidiary of Legal & General Assurance Society Ltd.
5. Legal & General's mortgage, loan and deposit customers are being sent letters today describing the new arrangement.
6. LGB's 160 staff based in the company's Cardiff location will be offered alternative roles within Legal & General.
7. Northern Rock has been an appointed representative of Legal & General Assurance Society Ltd for regulated investment products since 1989.
8. Northern Rock is a representative only of the Legal & General marketing group, members of which are regulated by the Financial Services Authority, for the purposes of making introductions to other representatives for recommending, advising on and selling life assurance and investment products bearing Legal & General's name.

4/7/02

NORTHERN ROCK PLC

NORTHERN ROCK TO BUY LEGAL & GENERAL BANKING SUBSIDIARIES

In a move which will strengthen their existing relationship, Legal & General Group Plc and Northern Rock plc today announced the sale by Legal & General of Legal & General Bank Ltd (LGB) and Legal & General Mortgage Services Ltd (LGMSL) to Northern Rock for an estimated total of £131m, payable in cash. The transactions, which will generate a pre-tax profit of £36m (£36m post tax) to Legal & General, are subject to regulatory approval, including that of the Financial Services Authority. Completion is planned for 1 August 2002.

LGB manufactures and distributes residential mortgages, personal loans, and retail deposits to nearly 106,000 customers. As at 31 May 2002, LGB had £1.2bn of mortgages, £65m of personal loans and £1.2bn of retail deposits. LGMSL was Legal & General's original mortgage provider but no longer makes new mortgage advances. As at 31 May 2002, LGMSL had 3,000 customers and £127m of outstanding mortgage advances. Northern Rock will maintain the Legal & General Bank name for three months from the date of acquisition.

Following these disposals, Legal & General will continue to concentrate on developing further its rapidly expanding core businesses of long term savings, protection and general insurance.

The acquisition will enable Northern Rock to supplement its existing strong organic growth by acquiring about £1.4bn of additional good quality residential mortgage assets.

Once the sale has completed, Legal & General and Northern Rock intend to establish a new distribution agreement for retail deposits and residential mortgage products. Legal & General will take advantage of Northern Rock's cost efficient manufacturing capability to offer targeted mortgage and retail deposit products, manufactured by Northern Rock, to Legal & General's customer and agent networks under the Legal & General brand. The distribution agreement will enable Northern Rock to obtain economic benefit from the manufacture and sale of additional mortgage and retail savings products. Under this partnership, both existing and new accounts will be managed as distinct Legal & General accounts by Northern Rock.

Legal & General will continue, under its existing arrangement with Northern Rock, to sell its long term savings and protection products to Northern Rock customers.

Legal & General Group Chief Executive David Prosser said: "While Legal & General Bank has been innovative and successful, it is operating in a crowded and extremely competitive sector. Given this environment, we could not ignore a fair offer for our banking subsidiaries particularly as our focus is now on our growing savings and protection businesses. Our new distribution agreement will ensure that Legal & General customers continue to have access to a competitive range of mortgage and retail savings products from one of the UK's most innovative and cost effective providers."

Northern Rock Chief Executive Adam Applegarth said: "This is an attractive deal for us. We have been seeking opportunities to augment our business by buying high quality mortgage books, hence our reason for approaching Legal & General. As a result of this deal Northern Rock will be acquiring a funded, low risk, high performing mortgage book at a fair premium of £36m above net asset value."

Applegarth added: "An important part of this arrangement is that we intend to set up an additional branded product relationship with Legal & General to originate future mortgage and retail deposit business."

NORTHERN ROCK	**LEGAL & GENERAL**
Investors:	
David Noble, Director of Institutional Relations Tel: 0191 279 4999 e-mail: david.noble@northernrock.co.uk	Peter Horsman, Head of Investor Relations Tel: 020 7528 6362 e-mail: peter.horsman@group.landg.com
Media:	
Tony Armstrong, Director of Corporate Relations Tel: 0191 279 4676 e-mail: tony.armstrong@northernrock.co.uk	John Morgan, Head of Public Relations Tel: 020 7528 6213 e-mail: john.morgan@group.landg.com
James Murgatroyd, Finsbury Tel: 020 7251 3801 e-mail: james.murgatroyd@finsbury.com	Anthony Carlisle, Citigate Dewe Rogerson Tel: 07973 611888 e-mail: acarlisle@citigatedr.co.uk

Notes:

1. The purchase will be funded by Northern Rock from existing resources.

2. LGB is owned by the long term fund of Legal & General Assurance Society Ltd. The premium over net assets will augment the admissible free assets of that fund.

3. LGB is a subsidiary of Legal & General Bank Holdings - a subsidiary of Legal & General Assurance Society Ltd. The ultimate holding company of Legal & General Assurance Society Ltd is Legal & General Group Plc.

4. LGMSL is a subsidiary of Legal & General Assurance Society Ltd.

5. Legal & General's mortgage, loan and deposit customers are being sent letters today describing the new arrangement.

6. LGB's 160 staff based in the company's Cardiff location will be offered alternative roles within Legal & General.

7. Northern Rock has been an appointed representative of Legal & General Assurance Society Ltd for regulated investment products since 1989.

8. Northern Rock is a representative only of the Legal & General marketing group, members of which are regulated by the Financial Services Authority, for the purposes of making introductions to other representatives for recommending, advising on and selling life assurance and investment products bearing Legal & General's name.

4/7/02

NORTHERN ROCK PLC

NORTHERN ROCK TO BUY LEGAL & GENERAL BANKING SUBSIDIARIES

In a move which will strengthen their existing relationship, Legal & General Group Plc and Northern Rock plc today announced the sale by Legal & General of Legal & General Bank Ltd (LGB) and Legal & General Mortgage Services Ltd (LGMSL) to Northern Rock for an estimated total of £131m, payable in cash. The transactions, which will generate a pre-tax profit of £36m (£36m post tax) to Legal & General, are subject to regulatory approval, including that of the Financial Services Authority. Completion is planned for 1 August 2002.

LGB manufactures and distributes residential mortgages, personal loans, and retail deposits to nearly 106,000 customers. As at 31 May 2002, LGB had £1.2bn of mortgages, £65m of personal loans and £1.2bn of retail deposits. LGMSL was Legal & General's original mortgage provider but no longer makes new mortgage advances. As at 31 May 2002, LGMSL had 3,000 customers and £127m of outstanding mortgage advances. Northern Rock will maintain the Legal & General Bank name for three months from the date of acquisition.

Following these disposals, Legal & General will continue to concentrate on developing further its rapidly expanding core businesses of long term savings, protection and general insurance.

The acquisition will enable Northern Rock to supplement its existing strong organic growth by acquiring about £1.4bn of additional good quality residential mortgage assets.

Once the sale has completed, Legal & General and Northern Rock intend to establish a new distribution agreement for retail deposits and residential mortgage products. Legal & General will take advantage of Northern Rock's cost efficient manufacturing capability to offer targeted mortgage and retail deposit products, manufactured by Northern Rock, to Legal & General's customer and agent networks under the Legal & General brand. The distribution agreement will enable Northern Rock to obtain economic benefit from the manufacture and sale of additional mortgage and retail savings products. Under this partnership, both existing and new accounts will be managed as distinct Legal & General accounts by Northern Rock.

Legal & General will continue, under its existing arrangement with Northern Rock, to sell its long term savings and protection products to Northern Rock customers.

Legal & General Group Chief Executive David Prosser said: "While Legal & General Bank has been innovative and successful, it is operating in a crowded and extremely competitive sector. Given this environment, we could not ignore a fair offer for our banking subsidiaries particularly as our focus is now on our growing savings and protection businesses. Our new distribution agreement will ensure that Legal & General customers continue to have access to a competitive range of mortgage and retail savings products from one of the UK's most innovative and cost effective providers."

Northern Rock Chief Executive Adam Applegarth said: "This is an attractive deal for us. We have been seeking opportunities to augment our business by buying high quality mortgage books, hence our reason for approaching Legal & General. As a result of this deal Northern Rock will be acquiring a funded, low risk, high performing mortgage book at a fair premium of £36m above net asset value."

Applegarth added: "An important part of this arrangement is that we intend to set up an additional branded product relationship with Legal & General to originate future mortgage and retail deposit business."

NORTHERN ROCK	LEGAL & GENERAL
Investors:	
David Noble, Director of Institutional Relations Tel: 0191 279 4999 e-mail: david.noble@northernrock.co.uk	Peter Horsman, Head of Investor Relations Tel: 020 7528 6362 e-mail: peter.horsman@group.landg.com
Media:	
Tony Armstrong, Director of Corporate Relations Tel: 0191 279 4676 e-mail: tony.armstrong@northernrock.co.uk	John Morgan, Head of Public Relations Tel: 020 7528 6213 e-mail: john.morgan@group.landg.com
James Murgatroyd, Finsbury Tel: 020 7251 3801 e-mail: james.murgatroyd@finsbury.com	Anthony Carlisle, Citigate Dewe Rogerson Tel: 07973 611888 e-mail: acarlisle@citigatedr.co.uk

Notes:

1. The purchase will be funded by Northern Rock from existing resources.
2. LGB is owned by the long term fund of Legal & General Assurance Society Ltd. The premium over net assets will augment the admissible free assets of that fund.
3. LGB is a subsidiary of Legal & General Bank Holdings - a subsidiary of Legal & General Assurance Society Ltd. The ultimate holding company of Legal & General Assurance Society Ltd is Legal & General Group Plc.
4. LGMSL is a subsidiary of Legal & General Assurance Society Ltd.
5. Legal & General's mortgage, loan and deposit customers are being sent letters today describing the new arrangement.
6. LGB's 160 staff based in the company's Cardiff location will be offered alternative roles within Legal & General.
7. Northern Rock has been an appointed representative of Legal & General Assurance Society Ltd for regulated investment products since 1989.
8. Northern Rock is a representative only of the Legal & General marketing group, members of which are regulated by the Financial Services Authority, for the purposes of making introductions to other representatives for recommending, advising on and selling life assurance and investment products bearing Legal & General's name.

4/7/02

NORTHERN ROCK PLC

NORTHERN ROCK TO BUY LEGAL & GENERAL BANKING SUBSIDIARIES

In a move which will strengthen their existing relationship, Legal & General Group Plc and Northern Rock plc today announced the sale by Legal & General of Legal & General Bank Ltd (LGB) and Legal & General Mortgage Services Ltd (LGMSL) to Northern Rock for an estimated total of £131m, payable in cash. The transactions, which will generate a pre-tax profit of £36m (£36m post tax) to Legal & General, are subject to regulatory approval, including that of the Financial Services Authority. Completion is planned for 1 August 2002.

LGB manufactures and distributes residential mortgages, personal loans, and retail deposits to nearly 106,000 customers. As at 31 May 2002, LGB had £1.2bn of mortgages, £65m of personal loans and £1.2bn of retail deposits. LGMSL was Legal & General's original mortgage provider but no longer makes new mortgage advances. As at 31 May 2002, LGMSL had 3,000 customers and £127m of outstanding mortgage advances. Northern Rock will maintain the Legal & General Bank name for three months from the date of acquisition.

Following these disposals, Legal & General will continue to concentrate on developing further its rapidly expanding core businesses of long term savings, protection and general insurance.

The acquisition will enable Northern Rock to supplement its existing strong organic growth by acquiring about £1.4bn of additional good quality residential mortgage assets.

Once the sale has completed, Legal & General and Northern Rock intend to establish a new distribution agreement for retail deposits and residential mortgage products. Legal & General will take advantage of Northern Rock's cost efficient manufacturing capability to offer targeted mortgage and retail deposit products, manufactured by Northern Rock, to Legal & General's customer and agent networks under the Legal & General brand. The distribution agreement will enable Northern Rock to obtain economic benefit from the manufacture and sale of additional mortgage and retail savings products. Under this partnership, both existing and new accounts will be managed as distinct Legal & General accounts by Northern Rock.

Legal & General will continue, under its existing arrangement with Northern Rock, to sell its long term savings and protection products to Northern Rock customers.

Legal & General Group Chief Executive David Prosser said: "While Legal & General Bank has been innovative and successful, it is operating in a crowded and extremely competitive sector. Given this environment, we could not ignore a fair offer for our banking subsidiaries particularly as our focus is now on our growing savings and protection businesses. Our new distribution agreement will ensure that Legal & General customers continue to have access to a competitive range of mortgage and retail savings products from one of the UK's most innovative and cost effective providers."

Northern Rock Chief Executive Adam Applegarth said: "This is an attractive deal for us. We have been seeking opportunities to augment our business by buying high quality mortgage books, hence our reason for approaching Legal & General. As a result of this deal Northern Rock will be acquiring a funded, low risk, high performing mortgage book at a fair premium of £36m above net asset value."

Applegarth added: "An important part of this arrangement is that we intend to set up an additional branded product relationship with Legal & General to originate future mortgage and retail deposit business."

NORTHERN ROCK	LEGAL & GENERAL
Investors:	
David Noble, Director of Institutional Relations Tel: 0191 279 4999 e-mail: david.noble@northernrock.co.uk	Peter Horsman, Head of Investor Relations Tel: 020 7528 6362 e-mail: peter.horsman@group.landg.com
Media:	
Tony Armstrong, Director of Corporate Relations Tel: 0191 279 4676 e-mail: tony.armstrong@northernrock.co.uk	John Morgan, Head of Public Relations Tel: 020 7528 6213 e-mail: john.morgan@group.landg.com
James Murgatroyd, Finsbury Tel: 020 7251 3801 e-mail: james.murgatroyd@finsbury.com	Anthony Carlisle, Citigate Dewe Rogerson Tel: 07973 611888 e-mail: acarlisle@citigatedr.co.uk

Notes:

1. The purchase will be funded by Northern Rock from existing resources.

2. LGB is owned by the long term fund of Legal & General Assurance Society Ltd. The premium over net assets will augment the admissible free assets of that fund.

3. LGB is a subsidiary of Legal & General Bank Holdings - a subsidiary of Legal & General Assurance Society Ltd. The ultimate holding company of Legal & General Assurance Society Ltd is Legal & General Group Plc.

4. LGMSL is a subsidiary of Legal & General Assurance Society Ltd.

5. Legal & General's mortgage, loan and deposit customers are being sent letters today describing the new arrangement.

6. LGB's 160 staff based in the company's Cardiff location will be offered alternative roles within Legal & General.

7. Northern Rock has been an appointed representative of Legal & General Assurance Society Ltd for regulated investment products since 1989.

8. Northern Rock is a representative only of the Legal & General marketing group, members of which are regulated by the Financial Services Authority, for the purposes of making introductions to other representatives for recommending, advising on and selling life assurance and investment products bearing Legal & General's name.

4/7/02